                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549






                                      FORM 11-K


(Mark One):

    [ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                          OR

    [   ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

FOR THE TRANSITION PERIOD FROM _____________ TO ______________


Commission File Number: 1-10308
                        -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: SAVINGS INCENTIVE PLAN OF CUC INTERNATIONAL INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: CUC INTERNATIONAL INC., 707 SUMMER STREET, STAMFORD, CONNECTICUT 06901

                                 REQUIRED INFORMATION


The following pages set forth, with respect to the Savings Incentive Plan of CUC International Inc. ("Plan"), the required audited financial statements for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

                                      SIGNATURES


   THE PLAN.   Pursuant to the requirements of the Securities Exchange Act of
1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                   Savings Incentive Plan of CUC International Inc.
                                    (Name of Plan)






Date          June 30, 1997            /s/ COSMO CORIGLIANO
              -------------            ----------------------------------------
                                  Name:     Cosmo Corigliano
                                  Title:    Member, Savings Incentive Plan
                                            Committee



Date          June 30, 1997            /s/ WALTER FORBES
              -------------            ----------------------------------------
                                  Name:     Walter Forbes
                                  Title:    Member, Savings Incentive Plan
                                            Committee



Date          June 30, 1997            /s/ CHRISTOPHER MCLEOD
              -------------            ----------------------------------------
                                  Name:     Christopher  McLeod
                                  Title:    Member, Savings Incentive Plan
                                            Committee



Date          June 30, 1997            /s/ CASPER SABATINO
              -------------            ----------------------------------------
                                  Name:     Casper Sabatino
                                  Title:    Member, Savings Incentive Plan
                                            Committee

                             Audited Financial Statements
                                   & and Schedules

                             Savings Incentive Plan of
                               CUC International Inc.

                             December 31, 1996 and 1995
                        with Report of Independent Auditors

                             Savings Incentive Plan of
                               CUC International Inc.

                            Audited Financial Statements
                                   and Schedules


                       Years ended December 31, 1996 and 1995





                                       CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Assets Available for Benefits, With Fund Information.............2
Statements of Changes in Assets Available for Benefits, With Fund Information..4
Notes to Financial Statements..................................................6

Schedules

Assets Held for Investment Purposes...........................................12
Schedule of Reportable Transactions...........................................15

Report of Independent Auditors

To the Administrative Committee of the
Savings Incentive Plan of CUC International Inc.

We have audited the accompanying statements of assets available for benefits of the Savings Incentive Plan of CUC International Inc. as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                            ERNST & YOUNG LLP


Stamford, CT
June 27, 1997

                                              SAVINGS INCENTIVE PLAN OF
                                                CUC INTERNATIONAL INC.

                        STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION



                                                                        DECEMBER 31, 1996
                                                                        FUND INFORMATION
                                                  ------------------------------------------------------------------------
                                                                               EQUITY           CUC             LIMITED
                                                    FIXED        BOND         SEPARATE         STOCK           MATURITY
                                                    FUND         FUND           FUND            FUND             FUND
                                                  ------------------------------------------------------------------------
ASSETS
Investment at fair value -
(Note C)
Common stocks                                                               $33,709,140      $34,390,404
Preferred stock                                                                  71,167
Shares of registered investment companies:
Neuberger & Berman Ltd. Maturity Bond                                                                          $10,717,650
Neuberger & Berman Int'l Equity
Neuberger & Berman Genesis
First Union Evergreen Money Market
Short-term investment funds                        $32,636      $28,357       1,145,991        1,352,444
Loans to participants
                                                   -----------------------------------------------------------------------
Total investments                                   32,636       28,357      34,926,298       35,742,848        10,717,650

Contributions receivable:
Employee                                                                        120,763           94,533            39,176
Employer                                                                         49,783           43,615            19,284
Interest and dividends receivable                                                27,701
                                                   -----------------------------------------------------------------------
Total receivables                                                               198,247          138,148            58,460
                                                   -----------------------------------------------------------------------
Assets available for benefits                      $32,636      $28,357     $35,124,545      $35,880,996       $10,776,110
                                                   -----------------------------------------------------------------------
                                                   -----------------------------------------------------------------------

                                                                  DECEMBER 31, 1996
                                                                  FUND INFORMATION
                                            -----------------------------------------------------------------------
                                            INTERNATIONAL                   MONEY
                                               EQUITY        GENESIS        MARKET         LOAN
                                                FUND           FUND          FUND          FUND           TOTAL
                                            -----------------------------------------------------------------------
ASSETS
Investment at fair value -
(Note C)
Common stocks                                                                                          $ 68,099,544
Preferred stock                                                                                              71,167
Shares of registered investment companies:
Neuberger & Berman Ltd. Maturity Bond$                                                                   10,717,650
Neuberger & Berman Int'l Equity              $43,929                                                         43,929
Neuberger & Berman Genesis                                  $56,051                                          56,051
First Union Evergreen Money Market                                       $10,294,216                     10,294,216
Short-term investment funds                                                              $  39,366        2,598,794
Loans to participants                                                                    2,843,187        2,843,187
                                            -----------------------------------------------------------------------
Total investments                             43,929         56,051       10,294,216     2,882,553       94,724,538

Contributions receivable:
Employee                                       3,666          7,482           35,162                        300,782
Employer                                       1,407          2,709           19,083                        135,881
Interest and dividends receivable                                                                            27,701
                                            -----------------------------------------------------------------------
Total receivables                              5,073         10,191           54,245                        464,364
                                            -----------------------------------------------------------------------
Assets available for benefits                $49,002        $66,242      $10,348,461    $2,882,553      $95,188,902
                                            -----------------------------------------------------------------------
                                            -----------------------------------------------------------------------
SEE ACCOMPANYING NOTES.


                         SAVINGS INCENTIVE PLAN OF
                          CUC INTERNATIONAL INC.

      STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                          DECEMBER 31, 1995
                                                          FUND INFORMATION
                                          -------------------------------------------------------------
                                                                                   CUC
                                           FIXED         BOND       EQUITY        STOCK         LOAN
                                           FUND          FUND        FUND         FUND          FUND      TOTAL
                                          --------------------------------------------------------------------------
ASSETS
Investment at fair value - (Note C)
 Bonds and corporate notes            $  1,514,235   $  5,906,381                                       $  7,420,616
 Common stocks                                                     $25,908,434  $29,604,768               55,513,202
 United States government and
  government agency securities          4,933,369       3,847,421                                          8,780,790
 Guaranteed insurance contracts         1,659,178                                                          1,659,178
 Short-term investment funds            2,336,794         236,790    1,461,723    2,343,111    $ 30,169    6,408,587
 Loans to participants                                                                        1,643,598    1,643,598
                                      ------------------------------------------------------------------------------
Total investments                      10,443,576       9,990,592   27,370,157   31,947,879   1,673,767   81,425,971

Contributions receivable:
 Employee                                 129,139         121,543      319,050      189,911                  759,643
 Employer                                  62,764          59,072      155,065       92,300                  369,201
Interest and dividends receivable          99,737         178,018       27,880                               305,635
                                      ------------------------------------------------------------------------------
Total receivables                         291,640         358,633      501,995      282,211                1,434,479
                                      ------------------------------------------------------------------------------
Assets available for benefits         $10,735,216     $10,349,225  $27,872,152  $32,230,090  $1,673,767  $82,860,450
                                      ------------------------------------------------------------------------------
                                      ------------------------------------------------------------------------------

See accompanying notes.

                                 SAVINGS INCENTIVE PLAN OF
                                 CUC INTERNATIONAL INC.

         STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                    YEAR ENDED DECEMBER 31, 1996
                                                          FUND INFORMATION
                                     -------------------------------------------------------------------------
                                                                 EQUITY           CUC             LIMITED
                                      FIXED        BOND         SEPARATE         STOCK           MATURITY
                                      FUND         FUND           FUND            FUND             FUND
                                     -------------------------------------------------------------------------

Investment income:
  Interest and dividends             $  532,577     $  628,580     $  251,481     $  120,883     $  1,421
  Net appreciation
   (depreciation) in fair
   value of investment                  (85,600)      (358,126)     1,972,977        511,371      (35,488)
                                     -------------------------------------------------------------------------
                                        446,977        270,454      2,224,458        632,254      (34,067)
Contributions:
  Employee                              870,595        924,339      3,276,321      2,371,948      200,017
  Employer                              401,327        425,669      1,491,479      1,096,025       99,947
                                     -------------------------------------------------------------------------
                                      1,271,922      1,350,008      4,767,800      3,467,973      299,964
Transfer of participants'
  funds from other plans              1,076,689      1,170,684      3,080,238      1,771,672        3,563

Loan repayments                         107,120         88,565        210,359        194,446
Loan disbursements                     (292,206)      (346,856)      (650,250)      (664,048)
Distributions to participants        (2,017,315)    (1,178,240)    (3,009,098)    (3,701,839)
                                     -------------------------------------------------------------------------
Net change during the year              593,187      1,354,615      6,623,507      1,700,458      269,460

Net assets available for
  benefits at beginning of year      10,735,216     10,349,225     27,872,152     32,230,090

Interfund transfers (net)           (11,295,767)   (11,675,483)       628,886      1,950,448   10,506,650
                                     -------------------------------------------------------------------------
Net assets available for
  benefits at end of year            $  32,636       $  28,357     $35,124,545   $35,880,996  $10,776,110


                                                YEAR ENDED DECEMBER 31, 1996
                                                       FUND INFORMATION
                                 -----------------------------------------------------------------------
                                 INTERNATIONAL                   MONEY
                                    EQUITY        GENESIS        MARKET         LOAN
                                     FUND           FUND          FUND          FUND           TOTAL
                                 -----------------------------------------------------------------------
Investment income:
  Interest and dividends              $  63        $  441       $  40,044                    $ 1,575,490
  Net appreciation
   (depreciation) in fair
   value of investment              19,637          3,950                                      2,028,721
                                 -----------------------------------------------------------------------
                                    19,700          4,391          40,044                      3,604,211

Contributions:
  Employee                          14,947         33,093         173,881                      7,865,141
  Employer                           6,612         13,218          96,308                      3,630,585
                                 -----------------------------------------------------------------------
                                    21,559         46,311         270,189                     11,495,726
Transfer of participants'
  funds from other plans             7,743         15,540           8,878                      7,135,007

Loan repayments                                                                $  (600,490)
Loan disbursements                                                               1,953,360
Distributions to participants                                                                 (9,906,492)
                                 -----------------------------------------------------------------------
Net change during the year          49,002         66,242         319,111        1,352,870    12,328,452

Net assets available for
  benefits at beginning of year                                                  1,673,767    82,860,450

Interfund transfers (net)                                      10,029,350         (144,084)
                                 -----------------------------------------------------------------------
Net assets available for
  benefits at end of year          $49,002        $66,242     $10,348,461       $2,882,553   $95,188,902
                                 -----------------------------------------------------------------------
                                 -----------------------------------------------------------------------
SEE ACCOMPANYING NOTES.


                         SAVINGS INCENTIVE PLAN OF
                          CUC INTERNATIONAL INC.

  STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                      YEAR ENDED DECEMBER 31, 1995
                                                              FUND INFORMATION
                                      ------------------------------------------------------------------------------
                                                                                   CUC
                                           FIXED         BOND       EQUITY        STOCK         LOAN
                                           FUND          FUND        FUND         FUND          FUND      TOTAL
                                      ------------------------------------------------------------------------------
Investment income:
Interest and dividends                $  666,485     $  712,129    $  283,679   $  80,242               $  1,742,535
Net appreciation in fair value of
  investments                             26,988      1,208,502     5,729,040  10,696,637                 17,661,167
                                      ------------------------------------------------------------------------------
                                         693,473      1,920,631     6,012,719  10,776,879                 19,403,702
Contributions:
  Employee                             1,146,562      1,346,928     2,763,477   1,092,454                  6,349,421
  Employer                               538,200        624,902     1,292,655     523,321                  2,979,078
                                      ------------------------------------------------------------------------------
                                       1,684,762      1,971,830     4,056,132   1,615,775                  9,328,499
Transfer of participants' funds
  from other plans                     2,651,407         48,165       201,966     178,557    $  54,976     3,135,071

Loan repayments                           45,609         16,540        33,304      20,123     (115,576)
Loan disbursements                      (251,591)      (205,487)     (502,406)   (680,282)   1,639,766
Distributions to participants         (1,362,450)    (1,032,136)   (2,568,358) (5,379,155)               (10,342,099)
                                      ------------------------------------------------------------------------------
Net change during the year             3,461,210      2,719,543     7,233,357   6,531,897    1,579,166    21,525,173

Net assets available for benefits
  at beginning of year                 9,836,048      9,484,476    19,458,413  22,460,072       96,268    61,335,277
Interfund transfers (net)             (2,562,042)    (1,854,794)    1,180,382   3,238,121       (1,667)
                                      ------------------------------------------------------------------------------
Net assets available for benefits
    at end of year                   $10,735,216    $10,349,225   $27,872,152 $32,230,090   $1,673,767   $82,860,450


SEE ACCOMPANYING NOTES.
                                                                               5

                             Savings Incentive Plan of
                               CUC International Inc.

                           Notes to Financial Statements



NOTE A- DESCRIPTION OF THE PLAN

The following description of the Savings Incentive Plan (the "Plan") of CUC International Inc. (the "Company") provides only general information. Participants should refer to the Summary Plan Description or the Plan documents which are available from the Company, for a more complete description of the Plan's provisions.

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based upon judgments and estimates made by management, which may differ from actual results.

GENERAL

The Plan is a defined contribution plan which provides retirement, disability and death benefits to eligible employees of the Company and its subsidiaries. The Plan covers substantially all full-time employees of the Company and its subsidiaries who have been employed for at least one year (amended from six months of service in March 1995) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On March 31, 1996, the Employee Stock Ownership and Savings Plan (the "ESOP") of Getting to Know You, Inc. (a wholly-owned subsidiary of the Company) terminated and the related participants were given the option to rollover their balances into the Plan. During the year ended December 31, 1996, $7,135,007 from the ESOP was transferred to the Plan.

Effective November 1, 1996, Fleet Financial Group ("Fleet") was replaced by The Metropolitan Life Insurance Company ("MetLife") as the recordkeeper of the Plan. Additionally, effective November 1, 1996, Fleet was replaced by Neuberger & Berman Trust Company ("Neuberger & Berman") as the trustee for the CUC Stock Fund and Chase Manhattan Bank ("Chase") as the trustee for all other funds of the Plan.

In March 1995, the Plan was amended to eliminate the exclusion of part-time employees and allow for hardship withdrawal for payments of educational fees. The Plan was also amended to permit loans to be made to participants, effective on June 1, 1995. All loans made prior to this date represent loans to the participants of the Employee Stock Ownership and Savings Plan of Entertainment Publications, Inc. transferred on July 1, 1994.

On July 18, 1995, the Essex Corporation 401-K Plan merged its assets totaling $2,557,537 into the Plan.

On December 8, 1995, the Plan adopted the profit sharing exception to the annuity rules by requiring that the death benefits be payable to the surviving spouse, unless the spouse consents to another beneficiary.

                             Savings Incentive Plan of
                               CUC International Inc.

                     Notes to Financial Statements (continued)


NOTE A- DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Each year, participants may contribute up to 15% (limited to 6% for highly compensated participants) of pretax annual compensation, as defined in the Plan. The Company matches each participant's bi-weekly contribution dollar for dollar of the first $27.69, $.60 for each dollar of the next $36.93, and $.40 for each dollar of the next $27.69, for a total maximum match of $60.92 per bi-weekly pay period. Participants may also contribute amounts representing transfers from other qualified plans, which are not subject to the Company match.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after five years of credited service.

LOANS TO PARTICIPANTS

Effective June 1, 1995, participants may borrow from their fund accounts a maximum of $50,000 or 50% of their account balance. Loan terms range from 1-5 years and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator and the trustee. Interest rates on outstanding loans currently range from 7.5% to 12%. Principal and interest is paid ratably through monthly payroll deductions.

INVESTMENT OPTIONS

Upon enrollment in the Plan (and until October 31, 1996), a participant could direct employer and employee contributions in 5% increments in any of the following investment options that were available under the Plan (through Fleet).

    FIXED FUND- Funds are invested in United States Treasury obligations, certificates of deposit, commercial paper, and money market funds, all having a maturity of three years or less from the date of investment, and insurance company contracts which provide a fixed rate of interest for a specified period of time.

    BOND FUND- Funds are invested in long-term fixed-income securities, including government and corporate bonds, or in mutual funds which specialize in such fixed-income securities.

    EQUITY FUND- Funds are invested in a variety of common and preferred stocks, with emphasis on a balanced portfolio of primarily common stocks or in mutual funds which specialize in such equity investments.

                             Savings Incentive Plan of
                               CUC International Inc.

                     Notes to Financial Statements (continued)


NOTE A- DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

CUC STOCK FUND- Funds are invested in common stock of the Company, which is traded on the New York Stock Exchange.

Effective November 1, 1996, a participant may direct employer and employee contributions in 1% increments in any of the following investment options available under the Plan (through Neuberger & Berman and Chase). Participants may change their investment balances on a daily basis.


EQUITY SEPARATE FUND - Funds are invested in securities for long-term capital appreciation and are primarily invested in common stocks.

CUC STOCK FUND - Funds are invested in common stock of the Company, which is traded on the New York Stock Exchange.

LIMITED MATURITY BOND FUND - Funds are invested in a diversified portfolio of short-to intermediate-term U.S. government and agency securities as well as primarily investment grade debt securities issued by financial institutions, corporations and others.

INTERNATIONAL EQUITY FUND - Funds are invested in a diversified portfolio of equity securities of medium to large capitalized companies doing business outside the United States and traded on foreign exchanges.

GENESIS FUND- Funds are invested principally in common stocks of companies with a market capitalization of $750 million or less.

MONEY MARKET FUND - Funds are invested in high-quality money market instruments.


Additionally, effective June 1, 1997, a participant may direct the employer and employee contributions in 1% increments in the MetLife Stock Market Index Guarantee Account which is a commingled separate account that offers the return of the Standard & Poor's 500 Composite Stock Price Index, minus an annual management fee.

PAYMENT OF BENEFITS

Upon termination of employment, a participant will receive a lump-sum amount equal to the vested value of his or her account.

                             Savings Incentive Plan of
                               CUC International Inc.

                     Notes to Financial Statements (continued)


NOTE B- SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments, except for the guaranteed insurance contracts (entered into before December 15, 1993), are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded on the over-the-counter market for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at the quoted market price which represent the net asset value of shares held by the Plan at year end. The guaranteed insurance contracts were valued at contract value as estimated by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the insurance companies' administrative expenses. All such contracts were sold during 1996. Loans to participants are valued at cost which approximates fair value.

Effective October 21, 1996 and June 30, 1995, the Company's Board of Directors approved a three-for-two stock split, in the nature of a stock dividend payable to shareholders of record on October 7, 1996 and June 19, 1995, respectively. Accordingly, all Common Stock share amounts have been adjusted to reflect the stock splits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The change in the difference between the fair value and the cost of investments is reflected as net unrealized appreciation (depreciation) in fair value of investments. The net realized appreciation (depreciation) on investments is the difference between the proceeds received, after fees and expenses, and the average cost of investments sold.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid by the Company.

                             Savings Incentive Plan of
                               CUC International Inc.

                     Notes to Financial Statements (continued)


NOTE C- INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                           DECEMBER 31
                                                      1996           1995
                                                 ------------------------------
Neuberger & Berman Ltd. Maturity Bond Fund
    1996 - 10,717,650 shares                     $10,717,650

First Union Evergreen Money Market Fund
    1996 - 10,294,216 shares                      10,294,216

Fleet Investment Services
    Short-term Income Fund
    1995 - 6,408,587 shares                                       $  6,408,587

CUC International Inc.
    Common Stock,
    1996 - 1,448,017 shares;                      34,390,404
    1995 - 867,559 shares                                           29,604,768


NOTE D- PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and will receive lump-sum distributions in an amount equal to the value of their accounts.

NOTE E- DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31
                                                      1996           1995
                                                 ----------------------------
Net assets available for benefits per the
    financial statements                         $95,188,902      $82,860,450
Amounts allocated to withdrawn participants                -       (3,142,546)
Net assets available for benefits per the        ----------------------------
    Form 5500                                    $95,188,902      $79,717,904
                                                 ----------------------------
                                                 ----------------------------

                             Savings Incentive Plan of
                               CUC International Inc.

                     Notes to Financial Statements (continued)


NOTE E- DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year ended December 31
                                                      1996          1995
                                                   --------------------------
Benefits paid to participants per the
    financial statements                           $  9,906,492   $10,342,099
Add: Amounts allocated on Form 5500 to withdrawn
    participants at December 31, 1996 and 1995                -     3,142,546
Less: Amounts allocated on Form 5500 to withdrawn
    participants at December 31, 1995 and 1994       (3,142,546)     (374,649)
                                                   --------------------------
Benefits paid to participants per the Form 5500    $  6,763,946   $13,109,996
                                                   --------------------------
                                                   --------------------------

NOTE F- TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE G - SUBSEQUENT EVENT


At December 31, 1996, the North American Outdoor Group Retirement Plan (the "NAOG Plan"), the National Leisure Group, Inc. 401(k) Profit Sharing Plan and Trust (the "NLG Plan"), and the SafeCard Services, Inc. 401(k) and Profit Sharing Plan (the "SafeCard Plan") were merged with the Company's Plan. However, the assets of the NAOG Plan (approximately $3.4 million), the NLG Plan (approximately $1.0 million), and the SafeCard Plan (approximately $2.4 million) did not transfer to the Company's Plan until February 1997, March 1997, and March 1997, respectively.

                                      SCHEDULES

                             SAVINGS INCENTIVE PLAN OF
                               CUC INTERNATIONAL INC.

                        ASSETS HELD FOR INVESTMENT PURPOSES

                                 DECEMBER 31, 1996


Identity of Issue, Borrower
   or Similar Party               Number of Shares    Cost           Fair Value
-------------------------------------------------------------------------------
COMMON STOCK

Aetna, Inc.                        2,695 shares    $  164,058     $  215,600
Airtouch Communications Inc.      22,000 shares       589,766        555,500
Authentic Fitness Corp.           40,000 shares       550,807        480,000
Boarders Group Inc.                9,100 shares       192,360        326,463
Buffets Inc.                      60,000 shares       669,662        547,500
Capital One Financial Corp.       22,000 shares       368,367        792,000
Cheesecake Factory Inc.           30,000 shares       591,964        543,750
Citicorp                          10,000 shares       448,909      1,030,000
CKE Restaurants Inc.              30,000 shares       342,063      1,080,000
Claires Stores, Inc.              35,000 shares       532,177        459,375
Comcast Corp. CL A Special        30,000 shares       479,571        534,390
Comcast U.K. Cable Partners       40,000 shares       469,800        545,000
Coventry Corp.                    27,000 shares       496,498        250,182
CUC International Inc.*        1,448,017 shares    21,423,077     34,390,404
ECI Telecom Ltd.                  17,000 shares       318,672        361,250
Evergreen Media Corp.             20,000 shares       575,129        500,000
Federated Department Stores        9,500 shares       320,297        324,188
Finova Group Inc.                  9,000 shares       274,341        578,250
First USA Inc.                    28,000 shares       532,885        969,500
General Nutrition Cos Inc.        55,000 shares       716,064        928,125
Gtech Holdings Corp.              24,000 shares       579,807        768,000
Harrah's Entertainment Inc.       43,000 shares       612,975        854,625
HCIA Inc.                          7,700 shares       248,117        265,650
Healthsource Inc.                 60,000 shares       994,221        787,500
IHOP Corp.                        22,000 shares       519,167        519,750
Informix Corp.                    18,000 shares       400,755        366,750
Intel Corp.                        9,500 shares       312,268      1,243,911
International Cabletel Inc.       28,000 shares       710,281        707,000
Intibrands Inc. CL A              22,000 shares       385,386        376,750
JDN RLTY Corp.                    12,800 shares       294,400        353,600
KLA Instruments Corp.             30,000 shares       762,798      1,065,000
Luxottica Group SPA Sponsored ADR  9,000 shares       366,498        469,125
MBNA Corp.                        22,500 shares       224,250        624,375
Micron Technology Inc.            16,300 shares       351,042        474,738
Mid Ocean Club Ltd.               12,000 shares       491,200        630,000


*    Indicates party-in-interest to the Plan

                             SAVINGS INCENTIVE PLAN OF
                               CUC INTERNATIONAL INC.

                  ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                 DECEMBER 31, 1996


Identity of Issue, Borrower
     or Similar Party             Number of Shares    Cost           Fair Value
-------------------------------------------------------------------------------

COMMON STOCK (continued)

Morgan Stanley Group Inc.         12,000 shares    $  257,121     $  685,500
Nellcor Inc.                      19,000 shares       450,080        415,625
Nine West Group Inc.               8,000 shares       381,775        371,000
Nu-Kote Holding Inc.              37,600 shares       400,689        385,400
Office Depot Inc.                 10,000 shares       192,526        178,750
Philip Morris Cos. Inc.            8,500 shares       542,575        960,500
Players International Inc.        30,000 shares       358,805        161,250
Promus Hotel Corp.                10,500 shares        35,614        311,063
Railtex Inc.                      12,000 shares       258,450        303,000
Regis Corp.                       28,000 shares       694,943        455,000
SAP Aktiengesellschaft
  Sponsored ADR                   12,000 shares       563,700        557,484
Scherer RP Corp. Del               7,000 shares       270,187        351,750
Seagate Technology                21,000 shares       498,183        829,500
Showboat Inc.                     26,000 shares       482,991        448,500
Sierra Health SVCS. Inc.          13,000 shares       348,587        320,125
Sonic Corp.                       16,500 shares       244,497        420,750
Sports & Recreation Inc.          21,000 shares       339,146        162,750
Staples Inc.                      35,000 shares       488,440        632,205
Teva Pharmaceutical Industries
  Ltd. Adr.                       15,000 shares       464,960        753,750
Texas Instruments Inc.            11,500 shares       490,438        733,125
UCAR Intl. Inc.                   8,000 shares        304,800        301,000
United Healthcare Corp.           18,000 shares       781,138        810,000
Viking Office Products Inc.       20,000 shares       237,462        533,760
Watson Pharmaceuticals Inc.       16,000 shares       572,828        719,006
Wells Fargo & Co.                  4,000 shares       418,122      1,079,000
Xeikon NV Sponsored ADR           40,200 shares       640,495        301,500
                                                  --------------------------
                                                  $48,028,184    $68,099,544
                                                  --------------------------

                             Savings Incentive Plan of
                               CUC International Inc.

                  Assets Held for Investment Purposes (continued)

                                 December 31, 1996

                                    Description of Investment
                                     Including Maturity Date,
Identity of Issue, Borrower            Rate of Interest, Par
    or Similar Party                    or Maturity Value               Cost           Fair Value
-------------------------------------------------------------------------------------------------
PREFERRED STOCK

Aetna Inc. PFD CL C 6.25%                   898 shares               $  58,651         $  71,167

SHARES OF REGISTERED INVESTMENT
   COMPANIES

Neuberger & Berman                 LTD Maturity Bond Fund
                                      1,124,622 shares              10,753,138        10,717,650

                                   International Equity Fund
                                          3,343 shares                  24,000            43,929

                                   Genesis Fund
                                          3,379 shares                  52,101            56,051

First Union Bank                   Evergreen Money Market Fund
                                     10,294,216 shares              10,294,216        10,294,216
                                                                  ------------------------------
                                                                    21,123,455        21,111,846

SHORT TERM INVESTMENT FUNDS

Chase Cash Investments Fund        $1,148,888 principal amount       1,148,888         1,148,888

Neuberger & Berman Institutional
  Daily Income Fd - US Treasury
  Portfolio CL A                   $1,316,700 principal amount       1,316,700         1,316,700

Fleet Investment Services
Short-term Income Fund             $  133,206 principal amount         133,206           133,206
                                                                  ------------------------------
                                                                     2,598,794         2,598,794

OTHER
Loans to participants              Interest rate from 7.5%
                                   to 12%, with terms from 1
                                   to 5 years                        2,843,187         2,843,187
                                                                  ------------------------------
Total                                                              $74,652,271       $94,724,538
                                                                  ------------------------------
                                                                  ------------------------------

                                SAVINGS INCENTIVE PLAN OF
                                 CUC INTERNATIONAL INC.

                           SCHEDULE OF REPORTABLE TRANSACTIONS
                               Year ended December 31, 1996

                                                                     Purchase        Selling        Cost of     Net Gain
Identity of Party Involved        Description of Asset               Price (a)       Price (a)       Asset       (Loss)
---------------------------------------------------------------------------------------------------------------------------

CATEGORY (i)--A SINGLE TRANSACTION IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

Fleet Investment Services       Short-term Income Fund
                                  5,283,938 shares                $  5,283,938                   $  5,283,938
                                  8,301,255 shares                               $  8,301,255       8,301,255
                                 10,522,043 shares                                 10,522,043      10,522,043


Neuberger & Berman              LTD Maturity Fund
                                  1,099,023 shares                  10,506,658                     10,506,658

First Union Bank               Evergreen Money Market Fund
                                 10,029,350 shares                  10,029,350                     10,029,350

CATEGORY (iii)--A SERIES OF SECURITY TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

Fleet Investment Services      Short-term Income Fund
                                 49,928,008 shares                  49,928,008                     49,928,008
                                 56,203,389 shares                                 56,203,389      56,203,389


Neuberger & Berman             LTD Maturity Fund
                                  1,124,622 shares                  10,753,138                     10,753,138

First Union Bank               Evergreen Money Market Fund
                                 10,294,216 shares                  10,294,216                     10,294,216


THERE WERE NO CATEGORY  (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1996.

(a)  Purchase and selling prices are equal to aggregate fair value at dates of acquisition and disposition, respectively.


                                                                              15